Via EDGAR

October 21, 2015

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Spark Energy, Inc.

Registration Statement on Form S-3

Filed August 14, 2015

File No. 333-206391

Ladies and Gentlemen:

Set forth below are the responses of Spark Energy, Inc. (“we,” “our” or “us”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 10, 2015, with respect to the above-captioned filing (the “Registration Statement”).

For your convenience, the exact text of the comments provided by the Staff has been included in bold, italicized type preceding each response in the order presented in the comment letter.

General

1.	We note that you are registering for resale a significant amount of your Class A common stock, representing approximately 78% of your voting interests, on behalf of NuDevco Retail Holdings and NuDevco Retail, who appear to be your parents. Because of your relationship to the selling stockholders, this transaction may not be eligible to be made pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933 and instead represents a primary offering under Rule 415(a)(1)(x). Refer to Question 212.15 of our Securities Act Rules Compliance and Disclosure Interpretations, located at our web-site. Accordingly, please identify the selling stockholders as underwriters and disclose that this is a primary offering. Alternatively, please advise us of your basis for determining that the transaction is eligible to be treated as a secondary transaction under Rule 415.

RESPONSE: In an effort to assist registrants in determining whether an offering by selling shareholders may be characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) of the Securities Act of 1933, as amended (the “Securities Act”), the Staff issued Interpretation 612.09 in its Securities Act Rules Compliance and

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Disclosure Interpretations (“C&DI 612.09”). C&DI 612.09 provides that “[t]he question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds” and that consideration be given to the following factors:

•	how long the selling shareholders have held the shares;

•	the circumstances under which the selling shareholders have received the shares;

•	the relationship of the selling shareholders to the issuer;

•	the number of shares being sold;

•	whether the selling shareholders are in the business of underwriting securities; and

•	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

For the reasons set forth below, we respectfully submit that the registration and offering from time to time (the “Offering”) of up to 10,750,000 shares (the “Shares”) of our Class A common stock, par value $0.01 per share (the “Class A common stock”), by NuDevco Retail Holdings, LLC (“NuDevco Retail Holdings”) and its wholly owned subsidiary NuDevco Retail, LLC (“NuDevco Retail” and together with NuDevco Retail Holdings, the “Selling Stockholders”) should not be considered a primary offering of the Shares to the public and that the Selling Stockholders are not acting as underwriters within the meaning of Section 2(a)(11) of the Securities Act. We respectfully submit that the Offering should be considered a secondary offering under Rule 415(a)(1)(i) of the Securities Act and that no additional disclosure should be required of the Selling Stockholders.

A. How Long the Selling Stockholders Have Held the Shares and the Circumstances Under Which the Selling Stockholders Received the Shares

Keith Maxwell, the Chairman of our Board of Directors and ultimate owner of each of the Selling Stockholders, founded our predecessors in 1999. Accordingly, Mr. Maxwell has held interests in our predecessors for over 15 years.

We were formed in April 2014 in order to consummate an initial public offering of the retail energy business owned and operated by Mr. Maxwell (such offering, the “IPO”). The IPO closed on August 1, 2014, with the issuance of 3,000,000 shares of our Class A common stock to the public and the listing of such stock on the NASDAQ Global Select Market. In connection with the IPO but prior thereto, we completed a corporate reorganization (the “Corporate Reorganization”) pursuant to which the following events occurred:

•	NuDevco Retail Holdings contributed all of its interests in our predecessors, Spark Energy Gas, LLC and Spark Energy, LLC, to Spark HoldCo, LLC (“Spark HoldCo”) in exchange for all of the outstanding units of Spark HoldCo (the “Spark HoldCo units”);

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•	NuDevco Retail Holdings subsequently transferred 1% of the Spark HoldCo units to NuDevco Retail, a wholly owned subsidiary of NuDevco Retail Holdings;

•	NuDevco Retail Holdings transferred 2,778 Spark HoldCo units to us in exchange for a note (the “SEI Note”), and we were admitted as the sole managing member of Spark HoldCo; and

•	We issued 10,750,000 shares of our Class B common stock, par value $0.01 per share (the “Class B common stock”) to Spark HoldCo, 10,612,500 of which Spark HoldCo distributed to NuDevco Retail Holdings and 137,500 of which Spark HoldCo distributed to NuDevco Retail.

In addition, in connection with the closing of the IPO, we purchased 2,997,222 Spark HoldCo units from NuDevco Retail Holdings and repaid the SEI Note in exchange for $46.7 million of cash.

The primary purpose of the Corporate Reorganization was to isolate Mr. Maxwell’s retail energy business into a single corporation for the purpose of affecting the IPO. Mr. Maxwell has retained ownership of this retail energy business for over fifteen years.

On August 1, 2014, in connection with the closing of the IPO, we entered into that certain Second Amended and Restated Limited Liability Company Agreement of Spark HoldCo (the “Spark HoldCo LLC Agreement”) with Spark HoldCo and the Selling Stockholders. Under the Spark HoldCo LLC Agreement, the Selling Stockholders (together with us and Spark HoldCo, the “Parties”) generally have the right, exercisable upon delivery of a written notice (the “Exchange Notice”), to exchange their Spark HoldCo units (together with a corresponding number of shares of our Class B common stock) (collectively, the “Exchange Securities”), for Shares on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications (such exchange, an “Exchange”).

The length of a stockholder’s holding period increases the presumption of investment intent and decreases the presumption that such stockholder is acting as a mere conduit for the company in connection with a resale. Here, the Exchange Securities were originally received by the Selling Stockholders in August 2014 as a continuation of Mr. Maxwell’s longstanding interest in the business since 1999. In addition, the Selling Stockholders have borne the market risk of their investment in us since they entered into the Spark HoldCo LLC Agreement on August 1, 2014, a period of over fourteen months as of the date of this letter. Moreover, over this period, the Selling Stockholders did not exercise their right to exchange any of their Exchange Securities in order to sell any Shares they would receive as a result of such Exchange and we are not aware of any such plan in the near future. To the contrary, in connection with the filing of the Registration Statement, the Selling Stockholders represented to us that the sole purpose of demanding registration of the Shares was not for resale but rather to facilitate a pledge of the Exchange Securities as collateral for obtaining financing. Accordingly, the fact that (a) affiliates

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of the Selling Stockholders owned our predecessors for over fifteen years, (b) the Selling Stockholders have owned the Exchange Securities for more than 14 months, a significant period of time, and (c) the Selling Stockholders have no present plans to participate in an Exchange in order to sell any Shares they would receive as a result, in each case, clearly evidences their investment intent.

In addition, according to Google Finance, the average daily trading volume of our Class A common stock measured over thirty trading days as of October 19, 2015 was approximately 28,394 shares. If the Selling Stockholders were to participate in an Exchange of all of their Exchange Securities and liquidate their position in the Shares received in such Exchange in the open market, it would take approximately 379 trading days for them to do so at that volume, assuming no other person sold a single share of stock during that entire period. Assuming no holidays and accounting for weekends, this would require a period of approximately eighteen months of consecutive trading. No rational investor would acquire such a large block of shares with the intent of effecting a distribution in such a manner. The current public float in our Class A common stock would render any attempt to distribute the Shares en masse realistically impossible—the market for the Class A common stock simply could not absorb that much activity. As a result, the Selling Stockholders are effectively locked into their investment absent a strategic acquisition or other M&A event or the Registration Statement, which will allow them to monetize their investment in an orderly manner from time to time as market opportunities arise.

B. The Relationship of the Selling Stockholders to the Company

We do not have an underwriting relationship with the Selling Stockholders. As discussed above, the Selling Stockholders acquired the Exchange Securities in connection with the Corporate Reorganization and the IPO. We are not aware of any agreement or understanding pursuant to which the Selling Stockholders have agreed to exercise their right to exchange any of the Exchange Securities in order to sell any Shares they would receive as a result of such Exchange. The Selling Stockholders acquired the Exchange Securities, and will acquire any Shares as a result of an Exchange, for their own accounts, not as our nominees or agents.

We filed the Registration Statement as a result of the Selling Stockholders’ exercise of their demand registration rights pursuant to the Registration Rights Agreement, dated as of August 1, 2014 (the “Registration Rights Agreement”), which the Selling Stockholders entered into in connection with the Corporate Reorganization and the IPO described above. The registration rights granted to the Selling Stockholders under the Registration Rights Agreement are traditional registration rights and are not indicative of any present intention of the Selling Stockholders to sell or distribute the Shares, much less to sell or distribute the Shares on our behalf. The decision to exercise the registration rights now and request that the Shares be registered with the Commission was made solely by the Selling Stockholders, not by us. From our point of view, filing the Registration Statement entailed incremental legal, accounting and printing costs and filing fees with no offsetting monetary benefits as we will not receive any proceeds from any sale of the Shares. Accordingly, we would not be filing the Registration Statement absent the Selling Stockholders’ contractual registration rights. The Selling Stockholders negotiated the customary registration rights set forth in the Registration Rights Agreement for a variety of business reasons and, in any case, we did not grant the registration rights for the purpose of conducting an indirect primary offering.

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We acknowledge that the Selling Stockholders are our affiliates and own a controlling stake in our company. However, a majority of our Board of Directors (three of five members) are independent within the meaning of the NASDAQ Global Select Market standards currently in effect and Rule 10A-3 of the Securities Exchange Act of 1934, and a fourth member, our Chief Executive Officer, is not otherwise affiliated with the Selling Stockholders. Furthermore, the Staff has noted in Securities Act Forms Compliance and Disclosure Interpretation 116.15 (“C&DI 116.15”) that “affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings that are deemed to be genuine secondaries.” Regarding the use of Form S-3 to effect a secondary offering, Securities Act Forms Compliance and Disclosure Interpretation 216.14 (“C&DI 216.14”) further provides: “[s]econdary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter by or on behalf of the issuer.”

Accordingly, absent additional circumstances indicating that the Selling Stockholders are acting as underwriters on our behalf, the simple fact that the Selling Stockholders are our affiliates and hold more than 50% of our common stock does not prevent the Offering from being classified as a valid secondary offering under Rule 415(a)(1)(i) of the Securities Act.

C. The Number of Shares Being Registered

While we acknowledge the significant number of shares of Class A common stock that the Selling Stockholders are seeking to register in the Registration Statement, we do not believe that the mere amount of shares to be registered warrants re-characterizing a valid secondary offering as a primary offering. Pursuant to C&DI 612.09, the amount of shares being offered is only one of several factors to be considered in evaluating whether, under all the circumstances, a purported secondary offering is instead an indirect primary offering. Furthermore, the Staff’s own interpretations support our position. For example, Securities Act Rules Compliance and Disclosure Interpretation 612.12 (“C&DI 612.12”) describes a scenario in which a holder of more than 70% of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

Additionally, C&DI 216.14 also provides that secondary sales by affiliates may be registered under General Instruction I.B.3 to Form S-3 even when the affiliates own more than 50% of the issuer’s securities, absent facts and circumstances suggesting that the affiliates are acting as underwriters.

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We believe that these interpretive provisions make clear that a holder of greater than a majority of the public float of a company’s common stock can effect a valid secondary offering of its shares unless other facts, beyond the mere level of ownership, indicate that the selling stockholder is acting as a conduit of the issuer. For the reasons set forth in this response, we believe that the Shares are clearly being registered for the benefit of the Selling Stockholders, who have held their Exchange Securities since August 2014 (and held interests in our predecessors for over 15 years).

Moreover, there is no evidence that a distribution would occur if the Registration Statement were to be declared effective. Under Rule 100(b) of Regulation M, a “distribution” is defined to require special selling efforts:

“[A]n offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” (emphasis added).

We have not been advised, and are not otherwise aware, of (a) any agreement or understandings between the Selling Stockholders and any person with respect to a distribution of Class A common stock or (b) any special selling efforts or selling methods that have been or will take place in connection with the filing of the Registration Statement. Nor is there any evidence that the Selling Stockholders have conducted any road shows or taken any other actions to condition or “prime” the market for the Shares. The mere size of a potential offering does not make a proposed sale a “distribution,” and we believe that the other factors discussed in this letter, such as the Selling Stockholders’ investment intent, the identity of the Selling Stockholders and our relationship with the Selling Stockholders, support characterizing the Offering as secondary in nature.

D. Whether the Selling Stockholders Are in the Business of Underwriting Securities

The Selling Stockholders are not in the business of underwriting securities and are not registered broker-dealers. The Selling Stockholders are holding companies that were formed by our Chairman and founder to acquire the Exchange Securities for investment purposes and not with a view toward distribution, as is further evidenced by the representations made by the Selling Stockholders in documents executed in connection with the Corporate Reorganization. We have no basis to believe that these representations are not true. Moreover, in connection with the filing of the Registration Statement, the Selling Stockholders represented to us that they have no intention to participate in an Exchange in order to sell any Shares they would receive as a result of such Exchange in the near future and that the sole purpose of demanding the registration of the Shares is to facilitate a pledge of the Exchange Securities as collateral for obtaining financing.

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E. Whether under All Circumstances It Appears That the Selling Stockholders Are Acting as a Conduit for the Company

The Selling Stockholders are acting on their own behalf and not on behalf of us. The Selling Stockholders have borne for over fourteen months, and continue to bear, the full economic and market risk of their investment in us, and our Chairman and founder has borne the risk of investment in our business for far longer than that. The totality of the facts and circumstances surrounding the Offering demonstrates that the Selling Stockholders are not acting as a conduit in a distribution to the public. Rather, they are acting for their own accounts as investors in us. We believe that the following factors weigh in favor of the conclusion that the Offering is a valid secondary offering:

•	the Exchange Securities were issued to the Selling Stockholders, which are owned by our Chairman and founder, in connection with his decision to continue his long-term investment in us;

•	the Selling Stockholders have borne the risk of investment by holding the Exchange Securities for more than fourteen months (and our Chairman and founder has borne the risk of investment in our business for over fifteen years) and acquired the Exchange Securities in a negotiated, private placement transaction involving representations by the Selling Stockholders as to their investment intent;

•	the Selling Stockholders did not receive any placement fees or commissions from us in connection with their acquisition of the Exchange Securities;

•	we filed the Registration Statement to comply with the provisions set forth in the Registration Rights Agreement with the Selling Stockholders and will receive no financial benefits from any future sale of any Shares received as a result of an Exchange;

•	the Staff’s prior position in C&DI 116.15 concludes that affiliates are not automatically deemed to be alter egos of issuers and may validly engage in secondary offerings;

•	the Selling Stockholders are holding companies and are not in the business of underwriting securities;

•	three of the five members of our Board of Directors are independent, and a fourth member, our Chief Executive Officer, is not otherwise affiliated with the Selling Stockholders; and

•	the amount of shares involved is only one factor in the facts and circumstances analysis and is not dispositive, especially in light of the Staff’s prior positions taken in C&DI 612.12 and C&DI 216.14.

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Finally, we also note that this is not a “toxic” PIPE transaction or transaction involving warrants or convertible notes. Rather, this is a registration involving an already publicly-traded company of shares that would be received in exchange for equity interests which have been held for more than fourteen months by owners exercising customary demand registration rights.

Based on the foregoing considerations, we believe and respectfully submit that the Selling Stockholders are not acting as a conduit for the sale of Shares to the public, that the registration of the Shares for resale by the Selling Stockholders pursuant to the Registration Statement is a true secondary offering under Rule 415(a)(1)(i) of the Securities Act and that there is no risk to the investing public if the Registration Statement were to be declared effective.

2.	As a related matter, please tell us how you are eligible to conduct a primary offering on Form S-3. In this regard, it does not appear that you meet the transactional requirements of I.B.1 of Form S-3 because the aggregate market value of your voting and non-voting common equity held by non-affiliates appears to be less than $75 million during the 60 days prior to filing this registration statement. If you are relying on General Instruction I.B.6 of Form S-3, please include the information on your prospectus cover page that is required by Instruction 7 to General Instruction I.B.6. Alternatively, revise your offering to register the transaction on a form that you are eligible to use for a primary offering.

RESPONSE: We respectfully submit that the Offering is a valid secondary offering as detailed in our response to Comment 1.

3.	Please tell us why you believe it is appropriate to register this transaction at this time, as it appears that the primary offering of securities has not been completed such that they may be registered for resale. In this regard, we note your disclosure that the selling stockholders may receive cash from Spark HoldCo, instead of your Class A common stock, at Spark HoldCo’s election, pursuant to the Spark HoldCo LLC Agreement that is described on page 13. In your explanation, please tell us how the exchange provisions of the Spark HoldCo LLC Agreement operate and who has control over when and how the units may be exchanged or redeemed.

RESPONSE: We acknowledge the Staff’s comment and, for the reasons set forth below, we respectfully submit that it is appropriate to register the transaction at this time.

The Answer to Question 139.10 of the Securities Act Sections Compliance and Disclosure Interpretations (“C&DI 139.10”) provides that where, as here, “[a] company satisfies the Form S-3 registrant eligibility requirements and the offering satisfies the Form’s secondary offering requirements, the company may use Form S-3 to register, prior to the conversion, the resale of the common stock issuable upon conversion of the outstanding convertible securities.” C&DI 139.10 further provides that in instances where the number of shares issuable upon an exchange of convertible securities is indeterminate, the company must make a good-faith estimate of the maximum number of shares that it may issue on conversion to determine the number of shares to register for resale.

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In connection with the Corporate Reorganization, the Selling Stockholders received convertible securities in the form of the Exchange Securities. The Spark HoldCo LLC Agreement grants the holders of the Exchange Securities the right to exchange them for shares of Class A common stock on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications, which may be exercised at any time by the Selling Stockholders by delivering an Exchange Notice to us. At our or Spark HoldCo’s option, we or Spark HoldCo may give the Selling Stockholders cash in an amount equal to the Cash Election Amount (as defined in the Spark HoldCo LLC Agreement) in lieu of shares of our Class A common stock (the “Cash Election Option”).1 We are the controlling member of Spark HoldCo.

In this case, we satisfy the Form S-3 registrant eligibility requirements and the Offering satisfies the Form’s secondary offering requirements as detailed further in our response to Comment 1 above. The number of shares issuable upon an Exchange of the Exchange Securities is indeterminate due to the fact that we or Spark HoldCo may exercise the Cash Election Option, which, if exercised, will decrease the number of shares of Class A common stock ultimately issued in exchange for the Exchange Securities. In accordance with the guidance in C&DI 139.10 referenced above that provides that a company must make a good-faith estimate of the maximum number of shares that it may issue on conversion to determine the number of shares to register for resale, we are registering 10,750,000 shares of Class A common stock issuable upon exchange of the Exchange Securities, which assumes that the Cash Election Option is not exercised with respect to any Exchange Securities and therefore represents the maximum number of shares issuable by us upon the exchange of the Exchange Securities.

As evidenced by the facts set forth above, we believe that it is appropriate for the Staff to permit the registration of the resale of our Class A common stock issuable in exchange for the Selling Stockholders’ Exchange Securities.

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[1]	The Spark HoldCo LLC Agreement defines “Cash Election Amount”, with respect to a particular exchange, as an amount of cash equal to the value of the shares of Class A common stock that would be received in such exchange as of the date of receipt by Spark HoldCo of an Exchange Notice from the applicable Selling Stockholder with respect to such exchange (the “Valuation Date”), decreased by any distributions received by the applicable Selling Stockholder with respect to the Spark HoldCo units that are the subject of the exchange following the date of receipt by Spark HoldCo of the Exchange Notice where the record date for such distribution was after the date of receipt of such notice. For this purpose, the value of a share of Class A common stock shall equal the volume weighted average price on such exchange of a share of Class A common stock for the 30 trading days ending on the trading day prior to the Valuation Date. For all practical purposes, we are unlikely to exercise the Cash Election Option given our current financial position, liquidity and the amount of cash that we would be forced to generate or otherwise obtain to make such an election.

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Please direct any questions or comments regarding the foregoing to me at (713) 600-2600 or Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Sincerely,

SPARK ENERGY, INC. /s/ Gil Melman
Gil Melman Vice President, General Counsel and Corporate Secretary

cc:	Nathan Kroeker

Sarah K. Morgan, Vinson & Elkins L.L.P.